UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 14, 2022, Wix.com Ltd. (NASDAQ: WIX) (the “Company”) received court approval of its repurchase program pursuant to which up to $500 million of the Company’s ordinary shares and/or convertible notes may be repurchased, effective until December 31, 2022. The Company may file extension requests with the court on an ongoing basis as required. Under the board authorized repurchase program, Company securities may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws and regulations. The repurchase program does not obligate the Company to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended, that is designed to facilitate these purchases. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions and other corporate considerations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022
WIX.COM LTD.

By:	/s/ Naama Kaenan
Name: Naama Kaenan
Title: General Counsel